Mr. George F. Obsiek, Jr.
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0305
U.S.A.

October 17, 2005

RE:       AES GENER INC.
            FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
            FILED JUNE 27, 2005
            FILE NUMBER 001-13210

Dear Mr. Obsiek:

This letter is in response to the Staff's comment letter dated September 30, 2005 (the "Comment Letter"), relating to our Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "2004 20-F") of AES Gener S.A. ("AES Gener", "we" or the "Company").

Set forth below are the responses of the Company to the Staff's comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company's response.

Form 20-F for Fiscal Year Ended December 31, 2004

Item 15. Controls and Procedures page 113

  Please revise your future disclosures regarding your description of disclosure controls and procedures maintained at your company to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend accordingly.

In future filings, AES Gener will revise its disclosures regarding its description of disclosure controls and procedures maintained by the Company to ensure that it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). We confirm to the Staff that the Company's disclosures regarding the effectiveness of its disclosure controls and procedures in our Form 20-F for the period ended December 31, 2004 are still accurate considering the entire definition of disclosure controls and procedures Exchange Act Rules 13a-15(e) and 15d-15(e).

Exhibits 12.1 and 12.2

  Please revise your Section 302 certifications in future filings to eliminate reference to the titles of your Chief Executive and Chief Financial officers in the introductory paragraph. Refer to Item 601(b) (31) of Regulation S-K. Please confirm to us that the inclusion of the titles was not intended to limit the capacity in which your executives signed the certifications, or revise your filing accordingly.

AES Gener will revise its Section 302 certifications in future filings to eliminate reference to the titles of its Chief Executive and Chief Financial officers in the introductory paragraph. We confirm to the Staff that the inclusion of the titles of our Chief Executive and Chief Financial officers in the introductory paragraph of the Section 302 certifications in our Form 20-F for the period ended December 31, 2004 was not intended to limit the capacity in which our executives signed the certifications.

Item 18. Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 19. Provisions. Page F-37

  Please explain the provision line item labeled "Conversion of convertible notes." Please also explain any Chilean vs. United States GAAP differences, if applicable.

The line item labeled "Conversion of convertible notes" refers to the provision recorded by the Company for the premium payable to bondholders who did not convert their bonds into shares before the bonds' maturity date. This redemption premium resulted because the Company's convertible bonds were issued at face value but redeemable at 105.625% of the principal amount at maturity. Under Chilean GAAP, this provision was recognized through the effective interest method over the term of the bonds and was based on the total amount of bonds outstanding, which is consistent with U.S. GAAP.

Historically, we classified the provision within long-term liabilities under Chilean and U.S. GAAP. We have re-evaluated this classification and have determined that under U.S. GAAP, this provision should have been classified within bonds payable rather than other non-current liabilities in our Form 20-F. However, as the bonds were redeemed in 2004 and there was no effect on total long-term liabilities in prior years as a result of this misclassification, we do not believe that the effects of this misclassification are material.

No other differences exist in the accounting for the conversion option under Chilean and U.S. GAAP because (1) the conversion option did not represent an embedded derivative under the provisions of SFAS No. 133 as the option could not be net settled, (2) there were no "make-whole" provisions or other embedded features within the convertible bonds that should have been bifurcated and accounted for as a separate derivative and (3) the conversion option was not considered to be a beneficial conversion feature upon issuance.

Note 37. Differences between Chilean and United States Generally Accepted Accounting Principles, page F-91

I. Reconciliation of Chilean GAAP to U.S. GAAP, Page F-91

(i) Investments in Related Companies (difference between cost and equity method), page F-94

  You indicate that you do not consolidate Energen S.A. because the effect is not material. For United States GAAP purposes, materiality should not be the basis for consolidation assuming consolidation would otherwise be required. Please confirm to us, if true, that there are no material off-balance sheet transactions contingencies or other matters not reflected in your financial statements as a result of your decision to not consolidate Energen S.A. Tell us your basis in United States GAAP for not consolidating this entity. If you cannot support your policy under United States GAAP, please revise future filings to reflect the consolidation of Energen S.A.

Energen S.A. ("Energen") was formed in December 2000 for the purpose of buying and selling electricity produced by third parties. The company's business activities were identified as the import, export, consignment, intermediary services and sale of electricity, or any other type of administration or activity related to the generation, transmission or distribution of electricity. In 2001, AES Gener decided to dissolve this company and as a result, it was no longer consolidated in accordance with Chilean GAAP although operations were continued. In the second half of 2005, Energen began to sell gas to AES Gener's subsidiary Electrica Santiago S.A. As such, the decision to dissolve this company was reversed and AES Gener now consolidates Energen under Chilean GAAP.

As of December 31, 2004, Energen's total U.S. GAAP assets, liabilities and results of operations were ThCh$4,684 (US$ 8,405), ThCh$9,883 (US$17,731) and ThCh$(1,614) (US$ (2,896)), respectively, representing 0.0004%, 0.0089% and (0.0002%) of AES Gener's total U.S. GAAP assets, liabilities and results of operations, respectively. There are no material off-balance sheet transactions, contingencies or other matters not reflected in our financial statements as a result of our decision not to consolidate Energen. The Company will also consolidate Energen in its U.S. GAAP financial statements in future filings.

(k) Effect of U.S. GAAP adjustments in related companies accounted for under the equity method, page F-94

  Tell us whether you consolidate your investment in Empresa Electrica Guacolda S.A. (Guacolda) for United States GAAP purposes. In light of your 50.00% stake in Guacolda we assume that you have evaluated the need to consolidate this entity under FIN 46 R.

The Company does not consolidate its investment in Guacolda for US GAAP purposes. The Company accounts for this investment under APB No. 18 "The Equity Method of Accounting for Investments in Common Stock". We also affirm that we have evaluated the need to consolidate this entity under FIN 46R and have concluded that consolidation is not necessary.

(x) Effects of Conforming with U.S. GAAP, page F-99

  You present United States GAAP condensed balance sheets and income statements. Please tell us if these condensed financial statements consider classification differences between Chi1ean and United States GAAP. In this regard we noted that you considered certain classification differences in your reconciliation of United States GAAP and Chilean GAAP net income on pages F-99 and F-100; however, there appears to be other classifications differences between Chilean and United States GAAP. For example, paragraph 45 of SFAS 144 states that a "gain or loss recognized (on disposal of a long-lived asset) that is not a component of an entity shall be included in income from continuing operations. If a subtotal such as "income from operations" is presented it shall include the amounts of those gains or losses". Other potential classifications differences include, but are not limited to; the classification of amortization of intangible assets, pension and post-retirement development expenses and supplies and inventory write offs. Material classification differences should be discussed in your notes. Please tell us how you intend to revise your future filings. If your condensed United States GAAP financial statements do not reflect classification differences please tell us why you deem this appropriate.

The condensed U.S. GAAP financial statements presented consider classification differences between Chilean and U.S. GAAP including those referred to by the Staff. The principal classification differences between Chilean and U.S. GAAP included in our filing relate to the following items:

- Interest on notes receivable
- Gain on the sale of fixed assets
- Financial income (expense)
- Gain (loss) on investments in related companies
- Post-retirement pension plan and post retirement benefits
- Research and development expenses
- Supplies and inventories write-offs
- Amortization of intangible assets

We will revise our future filings by including a discussion of the nature and amounts of material classification differences reflected in our condensed financial statements.

II. Additional Disclosure Requirements, page F-106

a(2) Diluted Earnings Per Share, page F-106

  Please tell us why you deemed it appropriate not to include the impact of your convertible bonds in your fiscal 2003 and 2004 diluted earnings per share calculation with reference to authoritative guidance. If the impact would have been anti-dilutive, as you indicate it was during 2002, please clarify. Refer to paragraphs 26-28 of SFAS 128. Please also tell us your consideration of the dilutive effect of your restricted stock issuances, stock option issuances and performances units with reference to authoritative guidance.

We inadvertently omitted to state that the impact of our convertible bonds for fiscal years 2003 and 2004 would have been anti-dilutive. The first sentence on page F-106 should have stated, "The calculation for December 31, 2002, 2003 and 2004 for the effect of the bond conversion has not been included as it would have been anti-dilutive on the income from continuing operations line." The convertible debt bonds were anti-dilutive because the interest (net of tax) per common share obtainable on conversion exceeded basic EPS for all periods presented. We will include such statement in our future filings.

AES Gener has not granted long term compensation ("LTC") awards to its employees. The LTC plans disclosed in the Company's Form 20-F as of December 31, 2004, correspond to awards made by The AES Corporation, the controlling shareholder of AES Gener, on February 12, 2003, May 1, 2003 and on February 4, 2004 to its and its subsidiaries' employees. These LTC plans, including stock options and restricted stocks are accounted for under SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Additionally, the performance units granted under the plan are cash-settled and are therefore accounted for under SFAS No. 5 "Accounting for Contingencies".

In the reconciliation of net income from Chilean GAAP to U.S. GAAP, push down accounting is applied to the stock options and restricted stock awards in order to allocate the expense to the company in which the expense is incurred. In the reconciliation of net income from Chilean GAAP to U.S. GAAP, adjustments are made for the compensation expense booked under SFAS No. 123 as amended by SFAS No. 148 as Chilean GAAP does not contemplate "pushdown" accounting for such instruments. Such adjustments are also cumulatively recorded against stockholders' equity.

It is important to note that the stock options and restricted stock awards granted correspond to stock in The AES Corporation and not to stock in AES Gener. As such, the awards do not have an effect on AES Gener's diluted earnings per share. The capital increase executed by the Company in 2004 related to a primary offering of AES Gener's common stock to existing shareholders and did not include LTC awards such as restricted stock, stock option and performance units.

Performance units, which will be paid by AES Gener, reflect a cash liability award under both Chilean and U.S. GAAP. The value of the performance unit awards are not correlated with the performance of the stock of AES Corporation or AES Gener.

No stock will ever be issued for the above-mentioned awards and as such, the awards have no impact on the determination of diluted earnings per share.

In the calculation of basic earning per share, all awards of the LTC plan have been included in the determination of net income in accordance with U.S. GAAP.

(c) Segment Information, page F-109

  On page F-111 you reconcile your measure of segment profit to gross profit rather than to income before income taxes as required by paragraph 32b of SFAS 131. Please revise your future filings accordingly.

In future filings, we will reconcile our segment profit to income before taxes as required by paragraph 32b of SFAS 131.

(d) Investments in Related Companies, page F-112

  Based on review of page F-104 we note that your United States GAAP income before taxes for fiscal years 2003 and 2004 has decreased significantly as compared to fiscal 2002. As a result, your equity method earnings have become more significant to your pre-tax earnings, especially in 2003. Please tell us your consideration of Rule 3-09 of Regulation S-X, Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned. In particular, it appears that your investment in Empresa Electrica Guacolda S.A. may be significant. Please note that United States GAAP amounts should be used to determine significance under Rule 1-02(w) of Regulation S-X.

In order to determine whether our investment in Empresa Electrica Guacolda S.A. is significant, we applied Rule 3-09 of Regulation S-X to the U.S. GAAP amounts. Our analysis concluded that our investment in Empresa Electrica Guacolda S.A. is not significant. In fiscal year 2004, the results were 7% under the investment test and (0.88%) under the income test. In 2003, the results were 7% and (7%) under the investment and income tests, respectively.

However, it is important to note that we have accounted for our investment in Empresa Electrica Guacolda S.A. (Guacolda) in two separate line items. The line item "equity in earnings of affiliated companies'" of our condensed income statement represents our equity earnings from this company under U.S. GAAP, but the re-measurement effect on and for equity investments was separately included in the line item "foreign exchange gain (loss)". In 2003, the foreign exchange effect resulted in a loss of ThCh$9,354,407 in our investment in Guacolda. As a result, our net equity loss in Guacolda for the period ended December 31, 2003 was ThCh$2,612,514.

Our review of APB 18 paragraph 19(c), indicates we erroneously classified amounts in "foreign exchange gain (loss)" that should have been included in the net effect of our entire investment in the line item "equity in earnings of affiliated companies'".

The Company intends on filing an amended Form 20-F to restate its statements of income for all periods presented to appropriately classify the "equity in earnings of affiliated companies" on a single line in the Company's statements of income in accordance with APB 18 par. 19(c). The Company will file its restated Form 20-F with the Securities Exchange and Commission as soon as practicably possible.

(m) Long Term Compensation Plans, page F-120

  In future filings please disclose the number of restricted shares granted during each fiscal year.

We respectfully refer the Staff to our response to Comment 7 above. In future filings, we will disclose the number of restricted shares granted by The AES Corporation to employees of AES Gener.

Schedule I, page F-123

  In future filings please disclose all long-term obligations of the parent company along with five-year schedule of debt maturities as it appears that this data is not disclosed and identified as pertaining to the parent company in the consolidated statements. See the interpretations and guidance for Rule 5-04 of Regulation S-X.

We will disclose all long-term obligations of the Company, including a five year schedule of debt maturities, in Schedule I in future filings.

Balance Sheet, page F-124

  Please explain the line item negative goodwill and your consideration of negative goodwill in your United States GAAP reconciliation. If you net negative goodwill against goodwill for balance sheet presentation purposes in other sections of your filings, please advice, and tell us why you display this caption separately here. Also, if you net negative goodwill against goodwill and reflect the elimination of any associated amortization for Chilean GAAP purposes as a net adjustment within the goodwill amortization adjustment in reconciling to United States GAAP, please clarify.

The financial statements included in pages F-124 to F-129 correspond to the operations of the parent company, AES Gener S.A. and not the Company's consolidated financial statements. These financial statements are prepared under Chilean GAAP and in accordance with Rule No. 1501 issued by the Chilean Superintendencia de Valores y Seguros, both negative goodwill and goodwill must be included in separate line items. The parent company stand-alone financial statements (Schedule I) include the effects of certain transactions among common-control entities which, under Chilean GAAP, result in the transfer of the assets and liabilities at historic cost and, which therefore require recording a deferred unrealized loss and negative goodwill (in equal amounts) for the excess of the acquired net assets' carrying value over the purchase price.  In consolidation under Chilean GAAP, the deferred unrealized loss and negative goodwill are eliminated.

As a result, in consolidation, we reflect only goodwill as disclosed in Note 10 to our Chilean GAAP consolidated financial statements.

In connection with responding to your comments, we acknowledge the following:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can provide any further information or if the staff would like to discuss our responses, please call me at (562) 686-8939.

Sincerely,

/s/ FRANCISCO CASTRO

Francisco Castro
Chief Financial Officer